UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: OSI ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

60 State Street, Suite 700
Boston, MA 02109

Telephone Number (including area code):

(617) 855-7670

Name and address of agent for service of process:

Connor O’Brien
60 State Street, Suite 700
Boston, MA 02109

With copies of Notices and Communications to:

Michael D. Mabry, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 6th day of July, 2016.

OSI ETF Trust

By:  /s/ Connor O’Brien
Connor O’Brien
Trustee and President

Attest:   /s/ Louise Anne Poirier
Louise Anne Poirier
Secretary and Treasurer